
Commercial Lease Agreement


This lease is made between:
BDC Capital, INC /Richard Pomije,
herein called Lessor and

Jeff Mills ,
herein called Lessee.

Lessee hereby offers to lease from Lessor the premises situated in the city of **Burnsville,** County of **Dakota,** State of **MN**, described as:

11974 Portland Avenue

upon the following TERMS and CONDITIONS:

Term and Rent: Lessor to lease to Lessee the above premises for a term of **five years** commencing **Dec 16, 2006** and terminating on **Dec 15, 2010** as provided herein. Lessee shall pay to Lessor, without deduction or offset and prior to notice or demand and for the use and occupancy of the leased premises, a monthly rental of **$ 2,650.00** payable in advance on the **16th** day of each and every calendar month thereafter in advance.

(**A**) All rental payments shall be made to Lessor, at the following address:

15165 Danbury Avenue , Rosemount , MN 55068

(**B**) **Late Payments:** Any rent payment not received by Lessor within **30** days of its due date shall be subject to a late fee of $ **40** per day.
This Late Fee shall commence on the **16th** day of the month and accrue until rent payment and accumulative Late Fees are received by Lessor.

Use ..... Lessee shall use and occupy the premises for: **General Business**

The premises shall be used for no other purpose. Lessor represents that the premises may lawfully be used for such purpose.

Care and Maintenance of Premises:..... Lessee acknowledges that the premises are in good order and repair, unless otherwise indicated herein. Lessee shall, at Lessee(s) own expense and at all times, maintain the premises in good and safe condition, including:

Air conditioning, heating, plate glass windows etc, interior, etc

and shall surrender the same at termination hereof, in as good condition as received, normal wear and tear excepted.

Lessee shall be responsible for all repairs required, excepting the

Exterior

Alterations..... Lessee shall not, without first obtaining the written consent of Lessor, make any alterations, additions or improvements, in, to or about the premises.

Ordinances and Statutes..... Lessee shall, at Lessee's sole cost comply with all statutes, ordinances and requirements of all municipal, state and federal authorities now in force, pertaining to the use of said premises and shall faithfully observe in said use all municipal ordinances, state and federal statutes now in force or which may hereafter be in force and observe and maintain all Environmental standards.

Assignment and Subletting..... Lessee shall not assign this lease or sublet any portion of the premises without prior written consent of the Lessor, which shall not be unreasonably withheld. Any such assignment or subletting without consent shall be void and at the option of the Lessor, may terminate this lease.

Utilities..... All applications and connections for necessary utility services on the demised premises shall be made in the name of Lessee only and Lessee shall be solely liable for utility charges as they become due, including those for sewer, water, gas, electricity and telephone services.

Entry and Inspection..... Lessee shall permit Lessor or Lessor's agents to enter upon the premises at reasonable times and upon reasonable notice, for the purpose of inspecting the same and will permit Lessor at any time within sixty days prior to the expiration of this lease, to place upon the premises any usual.. To Let .. or ..For Lease .. signs and permit persons desiring to lease the same to inspect the premises thereafter.

Possession..... If Lessor is unable to deliver possession of the premises at the commencement hereof, Lessor shall not be liable for any damage caused thereby, nor shall this lease be void or voidable, but Lessee shall not be liable for any rent until possession is delivered. Lessee may terminate this lease if possession is not delivered within 1 days of the commencement of the term hereof.

Indemnification of Lessor..... Lessor shall not be liable for any damage or injury to Lessee or any other person or to any property, occurring on the demised premises or any part thereof and Lessee agrees to hold Lessor harmless from any claim for damages, no matter how caused.

Indemnification of Lessor..... Lessor shall not be liable for any loss, damage or injury of any kind, to any person, including Lessee, Lessee(s) family and Lessee(s) customers or property arising from any use of the Leased Premises, any part thereof or caused by any defect in any structure, facility or other improvements thereon or therein or caused by or arising from any act or omission of Lessee, Lessee(s) family, Lessee(s) customers or guests or any other person or by or from an accident on the premises or any fire or other casualty or occasioned by the failure of Lessee to maintain or repair the Leased Premises or by Lessee(s) breach of any obligation under this Lease.

Insurance..... Lessee, at Lessee(s) sole cost and expense, but for the mutual benefit of Lessor and Lessee maintain public liability insurance, including liability against claims for personal injury, death or property damage occurring in, upon or about the premises and on any sidewalks directly adjacent to the premises. The limits of liability of such insurance shall not be less than **$ 500,000** in respect to injury or death of one person and to the limit of not less than **$ 1,000,000** in respect to any one occurrence and to the limit of not less than **$ 500,000** in respect to property damage or in such higher amounts as Lessor may require.

Insurance..... All such policies of insurance shall be issued in the name of the Lessee, with the Lessors named as additional insured. Evidence of the insurance of such policies shall be delivered to Lessor within (10) days after the term of this Lease commences. Lessee shall obtain a written obligation on the part of each insurance company to notify Lessor in writing at least (30) days prior to any cancellation or material change of coverage.

Eminent Domain..... If the premises or any part thereof or any estate therein or any other part of the building materially affecting Lessee(s) use of the premise, shall be taken by eminent domain, this lease shall terminate on the date when title vests pursuant to such taking. The rent and any additional rent, shall be apportioned as of the termination date and any rent paid for any period beyond that date shall be repaid to Lessee. Lessee shall not be entitled to any part of the award for such taking or any payment in lieu thereof, but Lessee may file a claim for any taking of fixtures, improvements owned by Lessee and for moving expenses.

Destruction of Premises..... In the event of a partial destruction of the premises during the term hereof, from any cause, Lessor shall forthwith repair the same, provided that such repairs can be made within sixty (60) days under existing governmental laws and regulations, but such partial destruction shall not terminate this lease, except that Lessee shall be entitled to a proportionate reduction of rent while such repairs are being made, based upon the extent to which the making of such repairs shall interfere with the business of Lessee on the premises. If such repairs cannot be made within said sixty (60) days, Lessor, at Lessor(s) option, may make the same within a reasonable time, this lease continuing in effect with the rent proportionately abated as aforesaid and in the event that Lessor shall not elect to make such repairs which cannot be made within sixty (60) days, this lease may be terminated at the option of either party. In the event that the building in which the demised premises may be situated is destroyed to an extent of not less than one-third of the replacement costs thereof, Lessor may elect to terminate this lease whether the demised premises be injured or not. A total destruction of the building in which the premises may be situated shall terminate this lease.

Lessor(s) Remedies on Default..... If Lessee defaults in the payment of rent or any additional rent or defaults in the performance of any of the other covenants or conditions hereof, Lessor may give Lessee notice of such default and if Lessee does not cure any such default within **30** days, after the giving of such notice (or if such other default is of such nature that it cannot be completely cured within such period, if Lessee does not commence such curing within such **15** and thereafter proceed with reasonable diligence and in good faith to cure such default), then Lessor may terminate this lease on not less than **15**days notice to Lessee. On the date specified in such notice the term of this lease shall terminate and Lessee shall then quit and surrender the premises to Lessor, but Lessee shall remain liable as hereinafter provided. If this lease shall have been so terminated by Lessor, Lessor may at any time thereafter resume possession of the premises by any lawful means and remove Lessee or other occupants and their effects. No failure to enforce any term shall be deemed a waiver.

Security Deposit..... Lessee shall deposit with Lessor on the signing of this lease the sum of $ **2650.00** as security deposit for the performance of Lessee(s) obligations under this lease, including without limitation, the surrender of possession of the premises to Lessor as herein provided. If Lessor applies any part of the deposit to cure any default of Lessee, Lessee shall on demand deposit with Lessor the amount so applied so that Lessor shall have the full deposit on hand at all times during the term of this lease.

Tax Increase..... In the event there is any increase during any year of the term of this lease in the City, County or State real estate taxes over and above the amount of such taxes assessed for the tax year during which the term of this lease commences, whether because of increased rate or valuation, Lessee shall pay to Lesser upon presentation of paid tax bills an amount equal to **100** per-cent of the increase in taxes upon the land and building in which the leased premises are situated. In the event that such taxes are assessed for a tax year extending beyond the term of the lease, the obligation of

Lessee shall be proportionate to the portion of the lease term included in such year.

Common Area Expenses..... In the event the demised premises are situated in a shopping center or in a commercial building in which there are common areas, Lessee agrees to pay Lessee(s) pro-rata share of maintenance, taxes and insurance for the common area.

Attorney(s) Fees..... In case suit should be brought for recovery of the premises or for any sum due hereunder or because of any act which may arise out of the possession of the premises, by either party, the prevailing party shall be entitled to all costs incurred in connection with such action, including a reasonable attorney(s) fee.

Notices..... Any notice which either party may or is required to give, shall be given by mailing the same, postage prepaid, to Lessee at the premises or Lessor at the address shown below

15165 Danbury Ave, Rosemount, MN 55068

or at such other places as may be designated by the parties from time to time.

Heirs, Assigns, Successors..... This lease is binding upon and inures to the benefit of the heirs, assigns and successors in interest to the parties.

Option to Renew..... Provided that Lessee is not in default in the performance of this lease, Lessee shall have the option to renew the lease for an additional term of **1 year** commencing at the expiration of the initial lease term. All of the terms and conditions of the lease shall apply during the renewal term except that the monthly rent shall be the sum of **$ 3,650**. The option shall be exercised by written notice given to Lessor not less than **90** days prior to the expiration of the initial lease term. If notice is not given in the manner provided herein within the time specified, this option shall expire.

Subordination..... This lease is and shall be subordinated to all existing and future liens and encumbrances against the property.

Additional Terms and Conditions..... Triple Net Lease: Tenant(Lessee) pays property taxes, insurance, common area maintenance, and association fees monthly.

Entire Agreement..... The foregoing constitutes the entire agreement between the parties and may be modified only by a writing signed by both parties. The following Exhibits, if any, have been made a part of this lease before the parties execution hereof:

Dated ___12 - 15 - 06_____ Time_____

LESSOR ___BDC Capital Inc_____

Address ___11974 Portland Ave So_____

Dated ___12-15-06_____ Time_____

LESSEE ___Jeff Mills___ Phone _612 730 1272_

Address ___15165 Danbury   Rosemount MN 55068___

LESSEE _____ Phone _____

Address _____